UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.  )


                           iSoftStone Holdings Limited
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                                (Name of Issuer)


              American Depositary Shares, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   46489B108
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                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 30, 2014
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 46489B108
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,948,105

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,948,105

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,948,105

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%


14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 46489B108
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,948,105

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,948,105

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,948,105

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 46489B108
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is iSoftStone Holdings Limited, a Cayman Islands corporation (the 'Issuer'). The address of the Issuer's principal executive offices is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, The People's Republic of China.

     This schedule relates to the Issuer's American Depositary Shares, par value $0.0001 per share ('Shares').

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the 'Investment Manager') and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the 'Managing Member')
(each a 'Reporting  Person' and collectively the 'Reporting  Persons').

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. was deemed the beneficial owner of 2,948,105 shares of the Issuer's Shares.

     As of the date hereof, Brian Taylor was deemed the beneficial owner of 2,948,105 shares of the Issuer's Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

     On April 18, 2014, iSoftStone Holdings Limited (the "Company") announced that it had entered into a definitive Agreement and Plan of Merger with New iSoftStone Holdings Limited ("Parent") and New iSoftStone Acquisition Limited ("Merger Sub"), pursuant to which Parent will acquire the Company for US$0.57 per ordinary share of the Company (a "Share") or US$5.70 per American depositary share, each representing ten Shares (an "ADS").

     The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:
(i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. was deemed to be the beneficial owner of 2,948,105 Shares, or 5.0% of the Shares of the Issuer, based upon the 58,415,883 Shares issued and outstanding as of March 31, 2014, according to the 6-K filed June 10, 2014.

     Pine River Capital Management L.P. had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,948,105 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,948,105 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor was deemed to be the beneficial owner of 2,948,105 Shares, or 5.0% of the Shares of the Issuer, based upon the 58,415,883 Shares issued and outstanding as of March 31, 2014, according to the 6-K filed June 10, 2014.

     Brian Taylor had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,948,105 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,948,105 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             July 10, 2014
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated July 10, 2014 relating to the American Depositary Shares, $0.0001 par value of iSoftStone Holdings Limited shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons during the past
60 days.

Trans  Quantity    Price        Trade Date      Settlement Date
Type

Buy    10	   5.475	13-May-14	16-May-14
Buy    100	   5.4755	13-May-14	16-May-14
Buy    117	   5.4755	14-May-14	19-May-14
Buy    154	   5.4755	14-May-14	19-May-14
Buy    152	   5.4755	14-May-14	19-May-14
Buy    967	   5.4755	14-May-14	19-May-14
Buy    406	   5.4755	15-May-14	20-May-14
Buy    545	   5.4755	15-May-14	20-May-14
Buy    680	   5.4755	15-May-14	20-May-14
Buy    3344	   5.4755	15-May-14	20-May-14
Buy    432	   5.4755	16-May-14	21-May-14
Buy    755	   5.4755	16-May-14	21-May-14
Buy    583	   5.4755	16-May-14	21-May-14
Buy    3555	   5.4755	16-May-14	21-May-14
Buy    8	   5.475	19-May-14	22-May-14
Buy    14	   5.4757	19-May-14	22-May-14
Buy    11	   5.4755	19-May-14	22-May-14
Buy    67	   5.4755	19-May-14	22-May-14
Buy    19	   5.4753	20-May-14	23-May-14
Buy    33	   5.4755	20-May-14	23-May-14
Buy    25	   5.4756	20-May-14	23-May-14
Buy    153	   5.4755	20-May-14	23-May-14
Buy    36	   5.4756	22-May-14	28-May-14
Buy    49	   5.4755	22-May-14	28-May-14
Buy    64	   5.4755	22-May-14	28-May-14
Buy    301	   5.4754	22-May-14	28-May-14
Buy    40	   5.4755	23-May-14	29-May-14
Buy    71	   5.4755	23-May-14	29-May-14
Buy    55	   5.4755	23-May-14	29-May-14
Buy    334	   5.4755	23-May-14	29-May-14
Buy    863	   5.4853	23-May-14	29-May-14
Buy    637	   5.4853	23-May-14	29-May-14
Buy    1124	   5.4853	23-May-14	29-May-14
Buy    5248	   5.4853	23-May-14	29-May-14
Buy    267	   5.4755	27-May-14	30-May-14
Buy    361	   5.4755	27-May-14	30-May-14
Buy    2200	   5.4755	27-May-14	30-May-14
Buy    472	   5.4755	27-May-14	30-May-14
Buy    8	   5.465	27-May-14	30-May-14
Buy    11	   5.4655	27-May-14	30-May-14
Buy    14	   5.4657	27-May-14	30-May-14
Buy    1753	   5.485	27-May-14	30-May-14
Buy    67	   5.4655	27-May-14	30-May-14
Buy    2371	   5.485	27-May-14	30-May-14
Buy    3093	   5.485	27-May-14	30-May-14
Buy    14431	   5.485	27-May-14	30-May-14
Buy    2154	   5.4855	28-May-14	2-Jun-14
Buy    3800	   5.4855	28-May-14	2-Jun-14
Buy    2914	   5.4855	28-May-14	2-Jun-14
Buy    17732	   5.4855	28-May-14	2-Jun-14
Buy    25	   5.4756	28-May-14	2-Jun-14
Buy    34	   5.4756	28-May-14	2-Jun-14
Buy    45	   5.4756	28-May-14	2-Jun-14
Buy    210	   5.4754	28-May-14	2-Jun-14
Buy    997	   5.4755	29-May-14	3-Jun-14
Buy    737	   5.4755	29-May-14	3-Jun-14
Buy    1300	   5.4755	29-May-14	3-Jun-14
Buy    6066	   5.4755	29-May-14	3-Jun-14
Buy    2553	   5.484	29-May-14	3-Jun-14
Buy    1887	   5.484	29-May-14	3-Jun-14
Buy    3329	   5.484	29-May-14	3-Jun-14
Buy    15536	   5.484	29-May-14	3-Jun-14
Buy    436	   5.4855	30-May-14	4-Jun-14
Buy    589	   5.4855	30-May-14	4-Jun-14
Buy    3587	   5.4855	30-May-14	4-Jun-14
Buy    769	   5.4855	30-May-14	4-Jun-14
Buy    100	   5.4755	2-Jun-14	5-Jun-14
Buy    14294	   5.4855	2-Jun-14	5-Jun-14
Buy    2	   5.485	2-Jun-14	5-Jun-14
Buy    1596	   5.4855	3-Jun-14	6-Jun-14
Buy    151	   5.4855	4-Jun-14	9-Jun-14
Buy    601	   5.4855	4-Jun-14	9-Jun-14
Buy    99	   5.4855	4-Jun-14	9-Jun-14
Buy    289	   5.4855	5-Jun-14	10-Jun-14
Buy    191	   5.4855	5-Jun-14	10-Jun-14
Buy    1155	   5.4855	5-Jun-14	10-Jun-14
Buy    23	   5.4857	6-Jun-14	11-Jun-14
Buy    77	   5.4855	6-Jun-14	11-Jun-14
Buy    4752	   5.4955	6-Jun-14	11-Jun-14
Buy    3131	   5.4955	6-Jun-14	11-Jun-14
Buy    18988	   5.4955	6-Jun-14	11-Jun-14
Buy    230	   5.4955	9-Jun-14	12-Jun-14
Buy    152	   5.4955	9-Jun-14	12-Jun-14
Buy    918	   5.4955	9-Jun-14	12-Jun-14
Buy    230	   5.4955	10-Jun-14	13-Jun-14
Buy    152	   5.4955	10-Jun-14	13-Jun-14
Buy    918	   5.4955	10-Jun-14	13-Jun-14
Buy    92	   5.5055	11-Jun-14	16-Jun-14
Buy    184	   5.5055	11-Jun-14	16-Jun-14
Buy    824	   5.5055	11-Jun-14	16-Jun-14
Buy    19	   5.4953	13-Jun-14	18-Jun-14
Buy    6	   5.495	13-Jun-14	18-Jun-14
Buy    75	   5.4956	13-Jun-14	18-Jun-14
Buy    3788	   5.5055	13-Jun-14	18-Jun-14
Buy    4204	   5.5055	13-Jun-14	18-Jun-14
Buy    1883	   5.5055	13-Jun-14	18-Jun-14
Buy    206	   5.4955	16-Jun-14	19-Jun-14
Buy    825	   5.4955	16-Jun-14	19-Jun-14
Buy    69	   5.4955	16-Jun-14	19-Jun-14
Buy    17023	   5.5053	16-Jun-14	19-Jun-14
Buy    8466	   5.5053	16-Jun-14	19-Jun-14
Buy    18836	   5.5053	16-Jun-14	19-Jun-14
Buy    340	   5.4955	17-Jun-14	20-Jun-14
Buy    1133	   5.4955	17-Jun-14	20-Jun-14
Buy    9794	   5.5051	17-Jun-14	20-Jun-14
Buy    9931	   5.5051	17-Jun-14	20-Jun-14
Buy    19175	   5.5051	17-Jun-14	20-Jun-14
Buy    480	   5.4955	18-Jun-14	23-Jun-14
Buy    120	   5.4955	18-Jun-14	23-Jun-14
Buy    59660	   5.5053	18-Jun-14	23-Jun-14
Buy    28867	   5.5053	18-Jun-14	23-Jun-14
Buy    1	   5.5098	18-Jun-14	23-Jun-14
Buy    197	   5.4955	19-Jun-14	24-Jun-14
Buy    3	   5.4967	19-Jun-14	24-Jun-14
Buy    68	   5.4954	20-Jun-14	25-Jun-14
Buy    28054	   5.4955	20-Jun-14	25-Jun-14
Buy    378	   5.4955	20-Jun-14	25-Jun-14
Buy    100	   5.4855	23-Jun-14	26-Jun-14
Buy    299	   5.4922	23-Jun-14	26-Jun-14
Buy    1	   5.4967	23-Jun-14	26-Jun-14
Buy    598	   5.4955	24-Jun-14	27-Jun-14
Buy    2	   5.495	24-Jun-14	27-Jun-14
Buy    400	   5.4855	25-Jun-14	30-Jun-14
Buy    100	   5.4755	25-Jun-14	30-Jun-14
Buy    34	   5.4943	25-Jun-14	30-Jun-14
Buy    191	   5.4942	25-Jun-14	30-Jun-14
Buy    46675	   5.4942	25-Jun-14	30-Jun-14
Buy    200	   5.4855	26-Jun-14	1-Jul-14
Buy    64272	   5.4955	26-Jun-14	1-Jul-14
Buy    16	   5.4956	26-Jun-14	1-Jul-14
Buy    85	   5.4955	26-Jun-14	1-Jul-14
Buy    9070	   5.4655	30-Jun-14	3-Jul-14
Buy    1	   5.47	        30-Jun-14	3-Jul-14
Buy    300	   5.4655	1-Jul-14	7-Jul-14
Buy    1	   5.4697	2-Jul-14	8-Jul-14
Buy    3	   5.4664	2-Jul-14	8-Jul-14
Buy    6083	   5.4652	2-Jul-14	8-Jul-14
Buy    322	   5.4755	3-Jul-14	9-Jul-14
Buy    302	   5.4855	7-Jul-14	10-Jul-14
Buy    600	   5.4755	8-Jul-14	11-Jul-14
Buy    3	   5.4866	8-Jul-14	11-Jul-14
Buy    17397	   5.4854	8-Jul-14	11-Jul-14
Buy    200	   5.4855	9-Jul-14	14-Jul-14